Exhibit 1

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Fiscal Quarter ended November 27, 2004 and Unaudited Interim Financial Statements for the Fiscal Quarter ended November 27, 2004

SECOND QUARTER REPORT TO THE SHAREHOLDERS

For the 13 and 26 weeks ended November 27, 2004

To the shareholders:

The Jean Coutu Group is pleased to report its financial results for the second quarter and first half of fiscal 2005, representing the 13 and 26 weeks ended November 27, 2004.  The Company made good progress this quarter. We are pleased with the growth of our existing operations while the integration of the Eckerd drugstore network is on schedule. We completed the first full quarter of operations of the Eckerd drugstores while having to bear the costs of running several head office infrastructures during the integration.

For the second quarter, the net loss was $4.0 million ($0.02 per share) compared with net earnings of $32.5 million ($0.14 per share) for the second quarter of the previous fiscal year. There was an unrealized foreign exchange loss on monetary items of $19.7 million ($0.08 per share) recorded during the current quarter. The Company is in the process of reviewing these arrangements and their documentation in order to ensure that they are properly hedged against future foreign exchange risk. For the second quarter, earnings before unrealized losses on financing activities were $14.8 million ($0.06 per share). The Company operated its acquired Eckerd drugstores for the full second quarter, resulting in substantial increases in revenues, cost of goods sold and operating expenses.

First half earnings before unrealized losses on financing activities were $39.0 million ($0.15 per share) compared to $64.0 million ($0.28 per share) for the corresponding period last year. The unrealized foreign exchange loss on monetary items for the first half was $20.1 million ($0.08 per share).

Total revenues increased to $2.697 billion from $757.6 million for the corresponding period last year. The increase is principally due to the addition of Eckerd operations. On a same store basis, sales advanced by 6.1% in Canada and 3.5% in the United States during the second quarter. For the first half, these figures were 6.1% and 2.8% respectively. This measure does not include same-store sales for the acquired Eckerd drugstores, which will be included in same-store sales after one year of ownership in August 2005.

Operating income before amortization (OIBA) increased to $117.1 million for the second quarter of fiscal 2004-2005 compared with $60.7 million for the corresponding period last year. First half 2004-2005 OIBA amounted to $179.0 million compared with $120.8 million for the corresponding period last year.

The Jean Coutu Group now operates 321 franchised stores in Canada and 1,904 corporate stores in the United States. Our U.S. Network is composed of 335 Brooks drugstores and 1,569 Eckerd stores as at November 27, 2004.

The Eckerd integration is on schedule and the Brooks – Eckerd network is now in operational and selling mode.  The Company is now in a position to begin to capture the Eckerd integration cost savings while we continue to improve the performance of our US network. At the same time, we will continue to build on the strong base of our Canadian network.

Yours truly,

/s/ Francois Jean Coutu
Francois Jean Coutu
President and Chief Executive Officer

Management’s Discussion and Analysis

The discussion that follows provides an analysis of the consolidated operating results and financial position (“MD&A”) of The Jean Coutu Group (PJC) Inc. (“PJC” or “the Company”) for the thirteen and twenty-six weeks ended and as at November 27, 2004.

Management has presented certain non-GAAP (“Generally Accepted Accounting Principles”) measures in this MD&A. Although operating income before amortization (“OIBA”) and earnings before unrealized losses on financing activities are not performance measures defined by Canadian GAAP, management, investors and analysts use these measures to evaluate the operating and financial performance of the Company. Moreover, the Company’s definition of OIBA may differ from the one used by other companies.  These measures are reconciled with net earnings, a performance measure defined by Canadian GAAP, in the “additional information” section, which is attached to the Company’s financial statements.

PRESENTATION OF FINANCIAL STATEMENTS

On August 20, 2004, the Board of Directors modified the Company’s reporting periods in order to conform it to the National Retail Federation’s 4-5-4 merchandising calendar. Effective this fiscal year, the Company is disclosing its financial results on the basis of four even quarters ending on the Saturday of the thirteenth week, respectively ending on August 28, 2004, November 27, 2004, February 26, 2005 and May 28, 2005 for the current year. As a result, the second quarter of 2004-2005 has the same number of business days as the same quarter last year, but the Company’s first half has three less business days compared with the corresponding period in fiscal 2003-2004.

Except where otherwise indicated, all financial information herein is expressed in US dollars and determined on the basis of Canadian generally accepted accounting principles. Financial information therefore appears in U.S. dollars, in accordance with Canadian GAAP, considering our now predominant operations in the United States and our U.S. dollar denominated debt. The following discussion should be read in conjunction with the consolidated financial statements and related notes as at November 27, 2004, the Company’s 2004 Annual Report (expressed in Canadian dollars) and in its recently filed prospectus (expressed in United States dollars).

Readers may also access additional information and filings relating to the Company using the following links to the www.sedar.com (Canada) and www.sec.gov (United States) websites.

FORWARD LOOKING STATEMENTS

This report contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statement in this report not based on historical fact may be deemed to be a forward-looking statement. When used in this report, the words “believe,” “intend,” “expect,” “estimate” and other similar expressions are generally intended to identify forward-looking statements. Such statements are not guarantees of the future performance of the Company or its segments and involve known and unknown risks and uncertainties that may cause the outlook, the actual results or performance of the Company or of its reportable segments to be materially different from any future results or performance expressed or implied by such statements. Readers are referred to the section on Risks and uncertainties contained in this MD&A as well as in other Company filings. The Company disclaims any intention or obligation to update or revise any forward-looking information contained in its communications, whether as a result of new information, future events or otherwise.

COMPANY PROFILE

We exercise our pharmaceutical activities in two broad geographic areas, Eastern Canada and the Eastern United States, through corporate and affiliated drugstores (under the banners of Eckerd, Brooks, PJC Jean Coutu, PJC Santé Beauté and PJC Clinique).

As at November 27, 2004, our network of PJC, Brooks and Eckerd drugstores was broken down as follows geographically and by type of store:

		Franchised stores	Corporate stores	Total

Canada		321	—	321
United States –	Eckerd	—	1,569	1,569
	Brooks	—	335	335
Total		321	1,904	2,225

Canada.  In Canada, franchising activities include operating a distribution centre and providing services to our PJC franchised stores. These services comprise centralised purchasing, distribution, marketing, training, human resources, management, operational consulting and information systems, as well as participation in our private label program. Our PJC franchisees own and manage their stores and are responsible for merchandising and financing their inventory. They must provision their stores from our distribution centre provided that the products requested are available and priced lower than other suppliers. We supply our PJC franchisees with approximately 72% of their products, including almost all prescription drugs. Although PJC store sales are not included in our revenues, an increase or decrease in this regard will directly affect our performance as it impacts distribution centre sales and royalties.

United States.  In the U.S., we operate a network of 1,904 stores under the Eckerd and Brooks banners, and seven distribution centres. Our Pittsburgh distribution center will be closed during the third quarter of fiscal 2004-2005, with distribution to be concentrated in other facilities.

FINANCIAL DATA

The following table presents the Company’s operating results for the 13- and 26-week periods ended November 27, 2004 and the three- and six-month periods ended November 30, 2003.

(in thousands of US dollars)	13 weeks ended Nov 27, 2004	3 months ended Nov 30, 2003	26 weeks ended Nov 27, 2004	6 months ended Nov 30, 2003
	$	$	$	$
		(restated)		(restated)

OPERATING RESULTS

Revenues (1)
Canada	365,715	317,544	678,248	593,024
U.S.	2,331,162	440,089	3,355,296	882,467
	2,696,877	757,633	4,033,544	1,475,491
Cost of goods sold
Canada	294,620	255,703	545,783	473,366
U.S.	1,752,990	331,329	2,528,023	663,297
	2,047,610	587,032	3,073,806	1,136,663
General operating expenses
Canada	34,556	28,894	64,794	55,314
U.S.	498,555	81,850	717,683	164,382
	533,111	110,744	782,477	219,696
Amortization
Canada	2,558	1,669	4,931	3,245
U.S.	53,033	7,652	75,955	15,166
	55,591	9,321	80,886	18,411
Operating income
Canada	33,981	31,278	62,740	61,099
U.S.	26,584	19,258	33,635	39,622
	60,565	50,536	96,375	100,721

Financial expenses (2)	64,044	3,322	81,753	7,429

Earnings (loss) before income taxes	(3,479)	47,214	14,622	93,292

Income taxes	515	14,708	(3,686)	29,248

Net earnings (loss)	(3,994)	32,506	18,308	64,044

Earnings (loss) per share
Basic	(0.02)	0.14	0.07	0.28
Diluted	(0.02)	0.14	0.07	0.28

Earnings per share before unrealized losses on financing activities	0.06	0.14	0.15	0.28

(in thousands of US dollars)	13 weeks ended Nov 27, 2004	3 months ended Nov 30, 2003	26 weeks ended Nov 27, 2004	6 months ended Nov 30, 2003
	$	$	$	$
		(restated)		(restated)

OTHER OPERATING DATA

Gross profit
Canada	31,876	26,353	55,995	49,856
U.S.	573,826	107,872	821,746	214,534
	605,702	134,225	877,741	264,390
Gross margin
Canada	9.8%	9.3%	9.3%	9.5%
U.S.	24.7%	24.6%	24.5%	24.4%

NETWORK DATA

Network sales
Canada (3)	542,912	477,615	1,024,973	928,603
U.S.	2,326,816	439,201	3,349,769	877,831

Sales growth – Same store basis (4)
Canada (3)
Total	6.1%	6.5%	6.1%	6.5%
Front store	1.0%	1.4%	1.3%	1.6%
Pharmaceutical	10.2%	10.4%	9.6%	10.7%

U.S.
Total	3.5%	4.4%	2.8%	4.6%
Front store	0.6%	4.6%	(0.4)%	3.6%
Pharmaceutical	4.7%	4.3%	4.3%	5.0%

(1)                                  Revenues comprise sales and other revenues.

(2)                                  Includes $19.7 million of unrealized foreign exchange loss on monetary items.

(3)                                  Franchised store sales are not included in the Company’s consolidated financial statements.

(4)                                  Growth is calculated in local currency and is based on comparable periods. This measure does not include same-store sales for the acquired Eckerd drugstores, which will be included in same-store sales beginning in August 2005.

DEFINITION OF FINANCIAL DATA

Revenues

Revenues consist of Canadian and U.S. sales plus other revenues derived from franchising and retail sales.

Canada.  Merchandise sales by our distribution centre to PJC franchisees account for most of our sales in Canada. PJC franchise store sales are not included in our revenues. However, changes in their sales directly affect our revenues since PJC franchisees purchase most of their inventory from our distribution centre. Canadian sales for the 13- and 26-week periods ended November 27, 2004 include sales by our three corporate stores operating in Ontario under the Pharmasave banner. Not considered part of our network, these stores accounted for less than one percent of Canadian sales in fiscal 2004. Other revenues consist of royalties from our franchisees based on a percentage of sales, rental revenues and chargebacks to our franchisees in exchange for certain services.

United States.  U.S. sales consist of retail sales generated by stores operating under the Eckerd and Brooks banners. Other revenues include rental revenues from our properties leased to third parties.

Gross profit

Gross profit is calculated as follows: sales minus the cost of goods sold from our distribution centre for our Canadian operations, and the cost of goods sold in our stores for the U.S. network.

General operating expenses

General operating expenses comprise costs associated with salaries and benefits, rent, advertising, repairs and maintenance, insurance and professional fees.

Operating income before amortization (“OIBA”)

This term has been defined in the “additional information” section attached to the Company’s financial statements.

EXCHANGE RATE DATA

The Company’s U.S. dollar reporting currency provides shareholders with more relevant information considering the predominant operations in the United States and U.S. dollar denominated debt. The following table shows exchange rates based on the Federal Reserve Bank of New York closing rate expressed as U.S. dollars per Canadian dollar.

	Nov 27, 2004	Nov 30, 2003	May 31, 2004

Average rate (1)	0.8006	0.7496	0.7446
Closing rate	0.8493	0.7708	0.7317

(1) Calculated using the average noon buying rates for each day in the relevant period.

COMPARISON OF THE 13 AND 26-WEEK PERIODS ENDED NOVEMBER 27, 2004 WITH THE 3 AND 6-MONTH PERIODS ENDED NOVEMBER 30, 2003

Net earnings

For the second quarter, the net loss was $4.0 million ($0.02 per share) compared with net earnings of $32.5 million ($0.14 per share) for the second quarter of the previous fiscal year. There was an unrealized foreign exchange loss on monetary items of $19.7 million ($0.08 per share) recorded during the current quarter as explained in the Financial expenses section of this MD&A. The company is in the process of reviewing these arrangements and their documentation in order to insure that they are properly hedged against future foreign exchange risk. Net earnings before unrealized losses on financing activities were $14.8 million ($0.06 per share). The Company operated its acquired Eckerd drugstores for the full second quarter, resulting in substantial increases in revenues, cost of goods sold and operating expenses.

First half net earnings before unrealized losses on financing activities were $39.0 million ($0.15 per share) compared to $64.0 million ($0.28 per share) for the corresponding period last year. The unrealized foreign exchange loss on monetary items for the first half was $20.1 million ($0.08 per share).

Revenues

Total revenues rose $1.939 billion or 256.0% to $2.697 billion for the 13-week period ended November 27, 2004 compared with $757.6 million for the corresponding period in 2003. Year-to-date revenues increased by $2.558 billion or 173.3% to $4.034 billion for the 26-week period ended November 27, 2004 compared with $1.475 billion for the corresponding period in 2003.

Canada.  Revenues from Canadian operations showed double digit growth, reaching $365.7 million, an increase of $48.2 million or 15.2% (or 7.9% in local currency).  During the 13-week period there were no openings of PJC franchised stores, but sales increases reflect growth resulting from previous period openings, renovations or moves of network stores and growth in PJC same store sales. For the second quarter ended November 27, 2004, on a same-store basis, total PJC sales advanced 6.1%, pharmaceutical sales gained 10.2% and front-store sales picked up 1.0% year-over-year. The 26-week and six-month figures reached $678.2 million, an increase of $85.2 million or 14.4% (or 8.8% in local currency). For the 26-week and six-month period, on a same-store basis, total PJC sales advanced 6.1%, pharmaceutical sales gained 9.6% and front-store sales picked up 1.3% year-over-year. There were two openings of PJC franchised stores during the first quarter of the current fiscal year.

United States.  Revenues from U.S. operations increased substantially to $2.331 billion for the 13-week period ended November 27, 2004, up $1.891 billion or 429.7% from last year. The increase is principally due to the additional revenue from the acquired Eckerd drugstores for the full second quarter of fiscal 2005. On a same-store basis, total sales advanced 3.5%; pharmaceutical sales gained 4.7% and front-store sales increased 0.6% year-over-year. This measure does not include same-store sales for the acquired Eckerd drugstores, which will be included in same-store sales beginning in August 2005. During the second quarter of fiscal 2005, there were 38 new store openings including 20 relocations and 2 store closures, bringing our US network to 1,904 stores. 26-week and six-month revenues also increased substantially to $3.355 billion for the period ended November 27, 2004, up $2.473 billion or 280.2% from last year. The increase is principally due to the addition of 17 weeks of revenue from the acquired Eckerd drugstores in fiscal 2005. For the current 26-week period and on a same-store basis, total sales advanced 2.8%; pharmaceutical sales gained 4.3% and front-store sales decreased by 0.4% year-over-year.

Gross profit

Canada.  Gross profit from Canadian operations was to $31.9 million for the second quarter compared to $26.4 million for the corresponding period the previous year. Gross margin increased to 9.8% for the 13-week period ended November 27, 2004 compared with 9.3% for the corresponding period in 2003-2004. The first half gross margin was 9.3% compared with 9.5% for the corresponding period in 2003-2004.

United States.  Gross profit from U.S. operations amounted to $573.8 million for the 13-week period ended November 27, 2004 compared with $107.9 million for the corresponding period the previous year. The increase is attributable to the addition of the Eckerd business during the quarter. The gross margin percentage of our U.S. operations improved to 24.7% this quarter compared with 24.6% for the same period last year. The first half gross margin improved to 24.5% compared with 24.4% for the corresponding period in 2003-2004.

General operating expenses

General operating expenses for the 13-week period ended November 27, 2004 were $533.1 million, up from $110.7 million from the same period in 2003-2004. This increase is essentially attributable to the U.S. operations and the acquired Eckerd drugstores. General operating expenses performance declined in both countries, representing 9.4% of revenues in Canada versus 9.1% last year and 21.4% versus 18.6% a year earlier in the U.S. The Company incurred certain non-recurring acquisition and integration expenses during the second quarter of 2004-2005. In addition, the U.S. network is undertaking several store openings and other measures, which increase general operating expenses while store sales are being built. General operating expenses for the 26-week period ended November 27, 2004 were $782.5 million, up from $219.7 million from the same period in 2003-2004. Year-to-date general operating expenses performance declined in both countries, representing 9.6% of revenues in Canada versus 9.3% last year and 21.4% versus 18.6% a year earlier in the U.S.

Operating income before amortization (“OIBA”)

OIBA increased in the second quarter of 2004-2005, advancing 92.9% to $117.1 million from $60.7 million in the corresponding 2003-2004 period. OIBA as a percentage of revenues ended the quarter at 4.3% compared with 8.0% for the same period in 2003-2004. The decrease in OIBA margin for the 13-week period ended November 27, 2004 was affected by the lower margin in the acquired Eckerd drugstores along with network integration and enhancement efforts. This was partially offset by the strong performance of existing Canadian and U.S. operations. 26-week and six month OIBA increased, advancing 48.2% to $179.0 million in fiscal 2005 from $120.8 million in the corresponding 2003-2004 period. OIBA as a percentage of revenues ended the 26-week period at 4.4% compared with 8.2% for the same period in 2003-2004.

Amortization

Amortization charges increased to $55.6 million during the second quarter of fiscal 2005, up $46.3 million from the corresponding period in 2003-2004. The 26-week amortization charges increased to $80.9 million during fiscal 2005 compared with $18.4 million for the six-month period in fiscal 2003-2004. The increase in the charges for both period is due to the amortization of assets related to the acquired Eckerd drugstores.

Financial expenses

Financial expenses were $64.0 million (including $19.7 million of unrealized foreign exchange loss on monetary items) during the second quarter of 2004-2005, an increase of $60.7 million over the year-earlier period. During the quarter, average long-term debt (including current portion) increased from $205.6 million during the second quarter of fiscal 2003-2004 to $2.587 billion for the second quarter of the current fiscal year. The weighted average interest rate on the Company’s long term debt was 6.1% during the second quarter of the current fiscal year compared with 4.3% for the corresponding period of fiscal 2003-2004. The additional credit facilities were used to provide the funds required for the Eckerd drugstore acquisition. Additional information is included in the business acquisition section of this MD&A. During the second quarter of 2004-2005, there was a $1.4 million unrealized gain on an interest rate swap contract which is described in more detail in the swap contract section of this MD&A. There was also a $19.7 million ($20.1 million – first half) unrealized exchange loss on monetary items related to the Eckerd acquisition. The Company is in the process of reviewing these arrangements and their documentation in order to insure that they are properly hedged against future foreign exchange risk. Year-to-date financial expenses were $81.8 million during the first half of 2004-2005, an increase of $74.3 million over the year-earlier period.

Income taxes

Income tax expense was $0.5 million for the second quarter of 2004-2005 compared with an expense of $14.7 million for the corresponding period in 2003-2004. For the first half of fiscal 2004-2005, there was a tax recovery of $3.7 million compared with an expense of $29.2 million for the corresponding period in 2003-2004. The low effective tax rate in the first half of the current fiscal year is as a result of income taxed at lower rates than statutory rates.

CASH POSITION AND FINANCING SOURCES

The Company’s cash flows are generated by: i) the sale of prescription drugs and other products by corporate-owned stores, ii) merchandise sales to and rent received from PJC franchised stores, iii) the collection of royalties from PJC franchisees, and iv) rent from properties leased to tenants other than franchisees. These cash flows are used: i) to purchase products and services for resale, ii) to finance operating expenses, iii) for debt service, iv) for real estate investments, and v) to finance capital expenditures incurred to renovate and open stores and replace equipment. We have typically financed capital expenditures and working capital requirements through cash flow from operating activities. Our larger acquisitions have been financed through long-term loans.

Cash flow from operating activities

Cash provided by operating activities was $139.1 million for the 13-week period ended November 27, 2004, compared with $73.9 million in the corresponding period of the previous fiscal year. First half cash provided by operating activities was $47.0 million compared with $95.7 million a year ago. During the second quarter, the Company collected monies owed from J.C. Penney, CVS and other third parties related to the July 31, 2004 Eckerd acquisition closing and post closing adjustments.

Cash flow from investing activities

Cash used in investing activities was at $61.3 million for the 13-week period ended November 27, 2004 compared with $25.0 million for the corresponding period in fiscal 2003. $53.5 million as used for capital assets this year compared with $21.7 million for the corresponding period a year ago. During the first half of 2004-2005, $2.519 billion was used to acquire the Eckerd drugstore operations.

Cash flow from financing activities

During the 13-week period ended November 27, 2004, the Company generated $41.1 million from financing activities compared to a use of $36.6 million for the corresponding period in 2003-2004.

During the first quarter of 2004-2005, the Company established credit facilities to fund the Eckerd acquisition; this resulted in a $2.417 billion net increase in long-term debt year-over-year. Also, during the first quarter, 33,350,000 Class A subordinate voting shares were issued at a price of C$17.45 per share for net proceeds of C$565.2 million or US$425.1 million.

A conclusion on the Company’s cash position and financing current cash and access to credit facilities is included in this MD&A after the discussion of the Eckerd acquisition.

CAPITAL STOCK

During the first half of 2004-2005, 33,350,000 Class A subordinate voting shares were issued at a price of C$17.45 per share for net proceeds of C$565.2 million or US$425.1 million. In addition, 1,008,960 new Class A subordinate voting shares were issued during the year due to the exercise of stock options.

These transactions bring the total number of Class A subordinate voting shares (TSX: PJC.SV.A) to 141,032,470. There were 120,250,000 Class B shares issued as at November 27, 2004. The Company has a total of 261,282,470 shares outstanding as at November 27, 2004.

CONTRACTUAL AND COMMERCIAL COMMITMENTS

Readers are referred to the table of contractual and commercial commitments in U.S. dollars included in the Company’s 2004 MD&A section of its recently filed Prospectus.

Long term debt

On July 31, 2004, the Company completed the Eckerd acquisition. This acquisition was funded by a combination of long-term credit facilities. A discussion of the details of long-term debt is included in the business acquisition of this MD&A.

Operating lease obligations

A discussion of the Company’s operating lease obligations is included in Note 9 of the Consolidated Financial Statements.

Guarantees and buyback agreements

The Company has guaranteed reimbursement of certain bank loans contracted by franchisees to a maximum amount of $8.2 million. The Company is also committed to financial institutions to purchase the equipment and inventories of some of its franchisees. As of November 27, 2004, the maximum value of the equipment and inventories buyback agreements was approximately $24.2 million and $82.9 million respectively.

On July 31, 2004, the Company acquired the shares of three subsidiaries of TDI Consolidated Corporation to complete the acquisition of the Eckerd drugstore properties. The Company has entered into an indemnification agreement that is more fully described in Note 7 of the Consolidated Financial Statements.

FINANCIAL RISK MANAGEMENT

The Company had a fixed interest rate swap contract maturing in January 2005 to hedge interest rate fluctuations on a term loan which was repaid as part of the Eckerd acquisition financing, which amounted to $180 million as at July 31, 2004.  During the quarter, the Company recorded an unrealized gain on this contract in the amount of $1.3 million. For the first half of fiscal 2005, the unrealized loss on the contract amounted to $0.9 million.

During the second quarter, the Company entered into two interest rate swap transactions to fix the interest rate on $200 million of the seven-year term loan B facility of $1.1 billion due in 2011. These transactions qualified for hedge accounting.

FOREIGN EXCHANGE RISK MANAGEMENT

Even though the Company’s reporting currency is US dollars, non-consolidated financial statements of the parent company and its subsidiaries are measured based on their respective functional currencies, which is US dollars for US operations and Canadian dollars for Canadian operations and corporate activities.

Assets and liabilities denominated in currencies other than an entity’s functional currency are translated according to the temporal method. Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities at historical rates. All exchange gains and losses on monetary items are current in nature and are included in the statement of income.

The weakening of the US dollar against the Canadian dollar, from $0.7631 as at August 27, 2004 to $0.8493 as at November 27, 2004, resulted in the Company recording an unrealized exchange loss of $19.7 million during the second quarter of fiscal 2005. This loss is attributable to US dollar net monetary assets held by the parent company for the benefit of its US subsidiaries.

In order to avoid the impact of these foreign currency fluctuations in the future, the Company’s is in the process of reviewing these arrangements and their documentation in order to ensure that they are properly hedged against foreign exchange risk.

RELATED PARTY TRANSACTIONS

Our operations include transactions with two shareholders with significant influence on the Company. Jean Coutu founder and Chairman of the Board, owned a PJC franchise as at November 30, 2003. François J. Coutu, the Company’s President and CEO, owned four PJC franchises as at November 30, 2003 and one as at November 27, 2004.

The transactions between the Company and these two shareholders are executed in the normal course of business and measured at the exchange amount.

CHANGES IN ACCOUNTING POLICIES

Readers are referred to Note 2 of the Consolidated Financial Statements for a full description of changes in accounting policies.

BUSINESS ACQUISITION

The Eckerd acquisition and purchase price equation

On July 31, 2004, the Company acquired the shares of three subsidiaries of TDI Consolidated Corporation, a wholly-owned subsidiary of J.C. Penney Corporation, Inc., that owned 1,549 outlets of the Eckerd drugstore chain located in 13 states in the Eastern United States for total revised consideration of $2.524 billion.

During the Second quarter, the Company revised the preliminary allocation of the purchase price. The allocation is subject to changes should new information become available and when the strategies of integration and restructuring of assets have been completed. The revised preliminary allocation of the purchase price is included in Note 9 of the Consolidated Financial Statements.

The acquisition and refinancing of the then existing $195 million debt was financed in the following manner:

•                  Debt financing consisting of secured first rank credit facilities in the amount of $1.7 billion as follows:

•                  a five-year revolving facility of $350 million bearing interest at LIBOR rates plus a variable margin;

•                  a five-year variable-rate term loan facility of $250 million bearing interest a LIBOR rates plus a variable margin (totalling 4.69% as of November 27, 2004), repayable in quarterly instalments based on yearly tranches ranging from 5% to 25% of the original loan balance; and

•                  a seven-year term loan facility of $1.1 billion bearing interest at LIBOR plus a variable margin (totalling 4.44% as of November 27, 2004), repayable in quarterly instalments based on yearly tranches of 1% of the original loan balance over the first six years with the balance owing in 2011.

•                  $1.2 billion notes offering comprised of:

•                  $350 million of unsecured senior notes, bearing interest at 7.625% and maturing on August 1, 2012; and

•                  $850 million of unsecured senior subordinated notes, bearing interest at 8.5% and maturing August 1, 2014.

Current ratings for the Corporation’s credit facilities as confirmed by Standard & Poor’s Corporation (S&P) and Moody’s Investors Service (Moody’s) are as follows:

	S&P	Moody’s

Secured credit facilities	BB	B1

Senior notes
• Unsecured	B	B2
• Subordinated	B	B3

•                  During the first quarter of fiscal 2005, the Company issued 33,350,000 new Class A subordinate voting shares at a price of C$17.45 per share for net proceeds of C$565.2 million or US$425.1 million, as described in the Capital Stock section of this MD&A.

CONCLUSION ON CASH POSITION AND FINANCING SOURCES

The Company had $178.2 million of cash as of November 27, 2004. In addition, it had access to up to an unused $279.1 million (net of $70.9 million of outstanding letters of credit) five-year revolving facility which was put in place during the Eckerd transaction. The Company has operating liquidities and access to credit facilities to finance its operating activities.

RISKS AND UNCERTAINTIES

Eckerd acquisition

The Eckerd purchase is the Company’s largest acquisition to date. Integrating Eckerd’s activities into our U.S. operations entails certain risks. While we firmly believe we have the resources to make this acquisition a success, we could run into difficulties in realizing synergies and in the integration process.

Competition

The Company faces competition from all sides: local, regional and national companies, other pharmacy chains and banners, independent pharmacies, supermarkets, big-box stores and discount outlets. We are also contending with increasing competition from on-line and mail order pharmacies, which could exert pressure on sales volume and prices. This increased competition could lead to greater pricing pressure, a situation that would force us to increase sales volume and sell products and services at a lower price in order to remain competitive.

Variable rate debt

Our credit facilities are subject to variable interest rates, thus exposing us to interest rate risk. Should interest rates rise, our variable-rate debt service obligations would increase even if the amount borrowed remained the same.

Currency fluctuation

Our revenues are earned in U.S. and Canadian dollars whereas our credit facilities are denominated in U.S. dollars only. Fluctuations in U.S. and Canadian exchange rates could therefore expose us to currency risks.

OUTLOOK

The Company operates its Canadian and US network with a focus on sales growth, network renovation, relocation and expansion projects and operating efficiency. The Company has completed several aspects of the Eckerd integration which was focused on three principal areas:

•                  Reduction of support functions

Head and field office head count reductions are substantially complete and productivity will be enhanced. The company will continue to move toward the right sized support structure which should be completed by June 2005. At the same time, efforts are being made to optimize supply chain efficiency.

•                  Operational improvements

The Company has implemented plans, processes and deployed people to reduce inventory shrink, optimize marketing revenues and expenses, increase store labour efficiency and eliminate non-productive contracts.

•                  Growth initiatives

Initiatives have been taken, and will continue to be implemented to improve merchandising mix, extend store hours, improve customer service, expand private label sales and improve pricing.

The Brooks - Eckerd network is now in operational and selling mode. The Company is now in a position to begin to capture the Eckerd integration cost savings while we continue to improve the performance of our US network of drugstores. At the same time we will continue to build on the strong base of our Canadian network.

The Company’s target is to reduce leverage (Funded debt/OIBA) to less than 3.5x within 24 months after the closing of the Eckerd acquisition (July 31, 2004) and to less than 2.0x within 48 months.

The Eckerd acquisition is expected to impact net earnings in fiscal 2005 because the transaction closed 45 days later than expected. As a result, a portion of the integration savings has been pushed into fiscal 2006.

January 25, 2005

Unaudited interim consolidated financial statements

November 27, 2004 and November 30, 2003

THE JEAN COUTU GROUP (PJC) INC.

Unaudited consolidated statements of income

(in thousands of US dollars except for per share amounts)

	Thirteen weeks ended November 27, 2004	Three months ended November 30, 2003	Twenty-six weeks ended November 27, 2004	Six months ended November 30, 2003
	$	$	$	$
		(restated)		(restated)

Sales	2,653,312	721,257	3,951,547	1,401,053
Other revenues	43,565	36,376	81,997	74,438
	2,696,877	757,633	4,033,544	1,475,491
Operating expenses
Cost of goods sold	2,047,610	587,032	3,073,806	1,136,663
General and operating expenses	533,111	110,744	782,477	219,696
Amortization	55,591	9,321	80,886	18,411
	2,636,312	707,097	3,937,169	1,374,770
Operating income	60,565	50,536	96,375	100,721
Interest on long-term debt	44,826	2,876	59,849	6,055
Unrealized loss (gain) on derivative financial instruments	(1,350)	—	884	—
Unrealized foreign exchange loss on monetary items	19,746	—	20,100	—
Other financing expenses, net	822	446	920	1,374
	64,044	3,322	81,753	7,429
Earnings (loss) before income taxes	(3,479)	47,214	14,622	93,292
Income taxes	515	14,708	(3,686)	29,248
Net earnings (loss)	(3,994)	32,506	18,308	64,044

Earnings (loss) per share (Note 3)
Basic	(0.02)	0.14	0.07	0.28
Diluted	(0.02)	0.14	0.07	0.28

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements

THE JEAN COUTU GROUP (PJC) INC.

Unaudited consolidated statements of retained earnings

(in thousands of US dollars)

	Thirteen weeks ended November 27, 2004	Three months ended November 30, 2003	Twenty-six weeks ended November 27, 2004	Six months ended November 30, 2003
	$	$ (restated)	$	$ (restated)
Balance, beginning of period
As previously reported	724,877	628,909	709,419	602,093
Restatement related to changes in accounting policies (Note 2)	—	(6,135)	(867)	(5,945)
Restated balance	724,877	622,774	708,552	596,148

Net earnings (loss)	(3,994)	32,506	18,308	64,044

Dividends	6,567	5,133	12,544	10,045
Balance, end of period	714,316	650,147	714,316	650,147

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements

THE JEAN COUTU GROUP (PJC) INC.

Consolidated balance sheets

(in thousands of US dollars)

	As at November 27, 2004	As at May 31, 2004
	$	$
	(unaudited)	(audited)
		(restated)
Assets
Current assets
Cash	178,157	14,554
Accounts receivable	539,804	199,516
Inventories	1,686,010	391,916
Prepaid expenses and other current assets	53,437	22,455
	2,457,408	628,441
Investments	23,028	21,298
Capital assets	1,559,462	544,174
Intangible assets	756,079	19,277
Goodwill	702,420	95,330
Other long-term assets	124,349	35,234
	5,622,746	1,343,754

Liabilities
Current liabilities
Bank loans	—	15,000
Accounts payable and accrued liabilities	1,016,907	231,306
Income taxes payable	9,345	42,004
Future income taxes	92,447	—
Current portion of long term debt	44,761	22,566
	1,163,460	310,876
Long-term debt	2,540,955	169,609
Other long-term liabilities (Note 4)	532,457	9,826
	4,236,872	490,311

Guarantees and commitments (Notes 7 and 9)

Shareholders’ equity
Capital stock (Note 5)	575,827	144,996
Contributed surplus	402	188
Retained earnings	714,316	708,552
Foreign currency translation adjustments	95,329	(293)
	1,385,874	853,443
	5,622,746	1,343,754

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements

THE JEAN COUTU GROUP (PJC) INC.

Unaudited consolidated statements of cash flows

(in thousands of US dollars)

	Thirteen weeks ended November 27, 2004	Three months ended November 30, 2003	Twenty-six weeks ended November 27, 2004	Six months ended November 30, 2003
	$	$	$	$
		(restated)		(restated)
Operating activities
Net earnings (loss)	(3,994)	32,506	18,308	64,044
Items not affecting cash
Amortization	55,591	9,321	80,886	18,411
Amortization of incentives paid to franchisees	903	822	1,726	1,619
Amortization of deferred financing fees	2,999	285	4,431	571
Loss on disposal of assets	51	46	27	64
Unrealized loss (gain) on derivative financial instruments	(1,350)	—	884	—
Unrealized foreign exchange loss on monetary items	19,746	—	20,100	—
Future income taxes	3,819	(3,977)	(2,093)	(7,671)
Stock-based compensation	126	—	214	—
Share in income of companies subject to significant influence	(92)	(6)	51	18
	77,799	38,997	124,534	77,056
Net changes in non-cash asset and liability items	61,319	34,928	(77,494)	18,672
	139,118	73,925	47,040	95,728

Investing activities
Business acquisitions (Note 9)	(4,879)	(3,910)	(2,519,400)	(3,910)
Investments	(3,813)	2,541	1,461	(4,548)
Purchase of capital assets	(53,541)	(21,704)	(74,094)	(38,315)
Proceeds from the disposal of capital assets	4,002	306	4,404	564
Intangible assets	(406)	65	(1,029)	(206)
Other long-term assets	(2,684)	(2,274)	(75,755)	(3,309)
	(61,321)	(24,976)	(2,664,413)	(49,724)

Financing activities
Changes in bank loans	—	(26,947)	(15,000)	(22,397)
Changes in long-term debt	52,871	(5,638)	2,417,395	(10,869)
Issuance of capital stock (Note 5)	733	1,080	430,831	1,968
Dividends	(12,544)	(5,133)	(12,544)	(10,045)
	41,060	(36,638)	2,820,682	(41,343)
Foreign currency translation adjustments	(42,281)	5,073	(39,706)	3,945

Increase in cash and cash equivalents	76,576	17,384	163,603	8,606
Cash (bank overdraft), beginning of period	101,581	(17,051)	14,554	(8,273)
Cash, end of period	178,157	333	178,157	333

Additional cash flow information
Interest paid	14,983	3,467	17,832	7,313
Income taxes paid	1,269	11,714	45,769	18,067

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements

THE JEAN COUTU GROUP (PJC) INC.

Unaudited consolidated segmented information

(in thousands of US dollars)

The Company applied on a retroactive basis changes in its reportable segments determination. The impact of these changes is the aggregation of the franchising and real estate segments. The Company has now two reportable segmets: franchising and retail sales. Within the segment of franchising, the Company carries on the franchising activity of the “PJC Jean Coutu” banner, operates a distribution centre and coordinates several other services for the benefit of its franchisees. The Company operates retail sales outlets selling pharmaceutical and other products under the “Brooks” and “Eckerd” banners.

The Company analyzes the performance of its operating segments based on their operating income before amortization, which is not a measure of performance under Canadian generally accepted accounting principles (“GAAP”); however, management uses this performance measure for assessing the operating performance of its reportable segments.

Segmented information is summarized as follows:

	Thirteen weeks ended November 27, 2004	Three months ended November 30, 2003	Twenty-six weeks ended November 27, 2004	Six months ended November 30, 2003
	$	$	$	$
		(restated)		(restated)
Revenues (1)
Franchising	365,715	317,544	678,248	593,024
Retail sales	2,331,162	440,089	3,355,296	882,467
	2,696,877	757,633	4,033,544	1,475,491
Operating income before amortization
Franchising	37,442	33,769	69,397	65,963
Retail sales	79,617	26,910	109,590	54,788
	117,059	60,679	178,987	120,751
Amortization
Franchising	3,461	2,491	6,657	4,864
Retail sales	53,033	7,652	75,955	15,166
	56,494	10,143	82,612	20,030
Operating income
Franchising	33,981	31,278	62,740	61,099
Retail sales	26,584	19,258	33,635	39,622
	60,565	50,536	96,375	100,721
Acquisition of capital assets and intangible assets (2)
Franchising	7,393	6,492	10,469	10,980
Retail sales	46,554	15,212	64,654	27,541
	53,947	21,704	75,123	38,521

(1) Revenues include sales and other revenues

(2) Excluding business acquisitions

	As at November 27, 2004	As at May 31, 2004
	$	$
		(restated)
Total assets
Franchising	775,976	464,758
Retail sales	4,846,770	878,996
	5,622,746	1,343,754

THE JEAN COUTU GROUP (PJC) INC.

Notes to the unaudited interim consolidated financial statements

Twenty-six weeks ended November 27, 2004 and six months ended November 30, 2003

(Tabular amounts are in thousands of US dollars except for shares and options data)

1.  Financial statement presentation

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the most recently prepared annual consolidated financial statements for the fiscal year ended May 31, 2004.

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

These unaudited interim consolidated financial statements have been prepared based on accounting policies and methods of application consistent with those used in the preparation of the most recently prepared audited annual consolidated financial statements except for the changes in accounting policies mentioned in Note 2.

The Company has historically prepared its consolidated financial statements in Canadian dollars. Effective June 1, 2004, the Company changed its reporting currency to U.S. dollars to provide shareholders with more relevant information considering the predominant operations in the United States and the U.S. denominated debt. The Company used the current rate method to translate the consolidated Canadian dollar results into U.S. dollars for both the current and prior periods. Under the current rate method, earnings as well as cash flow items are translated at average monthly rates for the period, and the assets and liabilities are translated at the rate of exchange in effect at the balance sheet date. Any resulting exchange gain or loss is charged or credited to the “foreign currency translation adjustments” account included as a separate component of shareholders’ equity. The functional currencies of the Company and each of its subsidiaries remained unchanged.

Effective June 1, 2004, the Company changed its reporting periods to comply with the US National Retail Federation 4-5-4 merchandising calendar. Accordingly, the current period represents a twenty-six-week period ending November 27, 2004 and the year-end date will be May 28, 2005.

2.  Accounting policies

Changes in accounting policies

a) Incentives paid to franchisees

During the fourth quarter of the year ended May 31, 2004, the Company changed its basis of accounting for banner development costs. Banner development costs were previously considered indefinite life intangible assets and therefore not subject to amortization. Banner development costs are now considered deferred costs representing incentives paid to franchisees. These costs are amortized over a ten-year period and are applied against royalties included in other revenues. This change in accounting policy has been applied retroactively. For the three and six-month period ended November 2003, the impact of that change is to decrease other revenues, income taxes, net earnings and retained earnings at beginning, as follows:

	Three months ended November 30, 2003	Six months ended November 30, 2003
	$	$
Other revenues	821	1,618
Income taxes	183	379
Net earnings	638	1,239
Retained earnings at beginning of period	5,093	4,492

b) Generally accepted accounting principles

In July 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 1100, “Generally Accepted Accounting Principles”. This section establishes standards for financial reporting in accordance with Canadian GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitely in the primary sources of Canadian GAAP. The Company implemented the new section prospectively on June 1, 2004.

Effective June 1, 2004, the compounded interest method of amortization previously used for building held for leasing is no longer used as a result of adopting CICA Handbook Section 1100. Accordingly, effective June 1, 2004, the Company amortizes the building costs of its building held for leasing on a straight line basis over their useful lives. Building amortization is higher than it would have been reported under the prior policy by approximately $573,000 and $1,115,000 for the 13-week and 26 week periods ended November 27, 2004, respectively.

c) Recording of certain consideration received by a vendor

In January 2004, the Emerging Issues Committee of the CICA released Abstract 144 (EIC-144), “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor”.

EIC-144 specifies the accounting methods to be applied to certain consideration received from a vendor. EIC-144 should be applied retroactively to all financial statements for annual and interim periods ending after August 15, 2004.

EIC-144 stipulates that cash consideration received by a company from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and should, therefore, be accounted for as a reduction of cost of goods sold and related inventory when recognized in the company’s income statement and balance sheet. Certain exceptions apply where the cash consideration received is either a reimbursement of incremental selling costs incurred by the reseller, or is a payment for assets or services delivered to the vendor.

The Company applied this new recommendation on June 1, 2004. The impact of this new recommendation for the thirteen and twenty-six weeks period ended November 27, 2004 and for the three and six-month period ended November 30, 2003 was as follows:

	Thirteen weeks ended November 27, 2004		Three months ended November 30, 2003
	Increase	Decrease	Increase	Decrease
	$	$	$	$

Sales	1,795	—	1,519	—
Other revenues	—	6,102	—	3,811
Cost of goods sold	—	15,681	—	13,155
General and operating expenses	11,516	—	10,618	—
Income taxes	—	24	101	—
Net earnings	—	118	144	—
Retained earnings at beginning of period	—	—	—	1,042

	Twenty-six weeks ended November 27, 2004		Six months ended November 30, 2003
	Increase	Decrease	Increase	Decrease
	$	$	$	$
Sales	3,059	—	2,404	—
Other revenues	—	8,721	—	7,245
Cost of goods sold	—	27,773	—	24,417
General and operating expenses	22,206	—	18,724	—
Income taxes	—	9	297	—
Net earnings	—	86	555	—
Retained earnings at beginning of period	—	867	—	1,453

The impact of that change on the balance sheet as of November 27, 2004 and as of May 31, 2004 is to decrease inventories by $1,675,000 and $1,359,000, respectively and to increase income taxes by approximately $520,000 and $440,000, respectively.

d) Derivative financial instruments

In December 2001, the CICA issued Accounting Guideline 13 (AcG 13), “Hedging Relationships” and EIC-128, “Accounting for Trading, Speculative, or Non-Hedging Derivative Financial Instruments” that deal with the identification, designation, documentation and measurement of effectiveness of hedging relationships for the purposes of applying hedge accounting. AcG-13 is effective for fiscal years beginning on or after July 1, 2003, and upon implementation of AcG-13, accounting in accordance with EIC-128 is required. Under EIC-128, derivative instruments that do not qualify as a hedge under AcG-13, or are not designated as a hedge, are recorded in the consolidated balance sheet as either an asset or liability with changes in fair value recognized in net earnings. The Company adopted the provisions of AcG-13 and EIC-128 on June 1, 2004.

The Company has interest rate swaps in order to fix the interest rate on a portion of its variable interest debt. The Company has in place all necessary hedge documentation to apply hedge accounting for interest rate swaps with the exception of one interest rate swap. Changes in the fair value of this interest rate swap outstanding as at November 27, 2004 are recognized as losses on derivative financial instruments in the period as there is no underlying instrument as at period end. The impact of this new standard was to decrease net loss by approximately $932,000 for the 13 week period ended November 27, 2004 and to decrease it by $610,000 for the 26 week period then ended.

e) Asset retirement obligations

In March 2003, the CICA issued Handbook Section 3110, “Asset Retirement Obligations”, which is effective for fiscal years beginning on or after January 1, 2004 with retroactive restatement. The new standard provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. It applies to legal obligations pertaining to the retirement of tangible long-lived assets from acquisition, contruction, development or normal operations. The standard requires the recognition of the fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The adoption of CICA Handbook 3110 had no material impact on the Company’s financial position or results of operations.

Recent pronouncement

Consolidation of variable interest entities

In June 2003, the CICA issued Accounting Guideline 15 (AcG-15), “Consolidation of Variable Interest Entities”. This guideline addresses consolidation of variable interest entities (VIE) to which the usual condition for consolidation does not apply because the VIE have no voting interests or are otherwise not subject to control through ownership of voting interests. It requires existing unconsolidated VIE to be consolidated by the primary beneficiary. This guideline is expected to be effective for annual and interim periods beginning on or after November 1, 2004. The adoption of AcG-15 will not result in a material impact on the Company’s consolidated financial statements.

3.  Earnings per share

The reconciliation of the number of shares used to calculate the diluted earnings per share, considering the September 25, 2002 stock split, is established as follows:

	Thirteen weeks ended November 27, 2004	Three months ended November 30, 2003	Twenty-six weeks ended November 27, 2004	Six months ended November 30, 2003
Weighted average number of shares to compute basic earnings per share	261,133,037	226,812,636	249,850,107	226,702,219
Dilution	680,718	1,211,485	464,350	1,233,292
Weighted average number of shares used to compute diluted earnings per share	261,813,755	228,024,121	250,314,457	227,935,511

4.  Other long-term liabilities

	As at November 27, 2004	As at May 31, 2004
	$	$
Deferred revenues	14,962	1,242
Deferred lease obligations	71,937	5,541
Future income taxes	340,979	3,043
Others	104,579	—
	532,457	9,826

5.  Capital Stock

Authorized, unlimited number

Class A subordinate voting shares, participating, one vote per share, exchangeable, at the option of the holder, for the same numbers of Class B shares in the event of a take-over bid being made in respect to Class B shares, without par value, dividends declared in Canadian dollar.

Class B shares, participating, ten votes per share, exchangeable for Class A subordinate voting shares on the basis of one Class A subordinate voting share for one Class B share, without par value, dividends declared in Canadian dollar.

Class C shares, to be issued in one or more series subject to rights, privileges, conditions and restrictions to be determined, non-participating, non-voting, without par value.

Changes that occurred on Class A subordinate voting shares are presented as follows:

	Twenty-six weeks ended November 27, 2004		Twelve months ended May 31, 2004
	Shares	$	Shares	$
Outstanding shares, beginning of period	106,673,510	144,994	102,569,550	143,062
Issuance (1)	33,350,000	425,089	—	—
Class B shares converted into Class A subordinate voting shares	—	—	3,750,000	—
Options exercised	1,008,960	5,742	353,960	1,932
Outstanding shares, end of period	141,032,470	575,825	106,673,510	144,994

Changes that occurred on Class B are presented as follows:

	Twenty-six weeks ended November 27, 2004		Twelve months ended May 31, 2004
	Shares	$	Shares	$
Outstanding shares, beginning of period	120,250,000	2	124,000,000	2
Class B shares converted into Class A subordinated voting shares	—	—	(3,750,000)	—
Outstanding shares, end of period	120,250,000	2	120,250,000	2

(1) Net of share issuance fees of $18.3 million less related income taxes of $5.7 million.

6.  Stock-based compensation plan

The Company has a fixed stock option plan. The expense recorded for the issuances that occurred after June 1, 2004, estimated using the fair value based method is approximately $126,000 and $214,000 for the 13 and 26 week period ending November 27, 2004, respectively. As of November 27, 2004, the Company had 2,238,070 outstanding stock options of Class A subordinated voting shares that could be exercised at prices varying from CAN$2.1875 to CAN$18.95.  The stock options may be exercised until October 26, 2014.

Changes that occurred in the number of options are presented as follows:

	Thirteen weeks ended November 27, 2004	Twenty-six weeks ended November 27, 2004
Options outstanding, beginning of period	2,101,790	2,907,090
Options granted	465,600	465,600
Options exercised	(203,660)	(1,008,960)
Options cancelled	(125,660)	(125,660)
Options outstanding, end of period	2,238,070	2,238,070

Had compensation cost been determined using the fair value based method at the date of grant for awards granted during the year ended May 31, 2003, the Company’s pro forma net earnings (loss), net earnings (loss) per share and diluted earnings per share would have been as presented in the table below.

	Thirteen weeks ended November 27, 2004	Three months ended November 30, 2003	Twenty-six weeks ended November 27, 2004	Six months ended November 30, 2003
	$	$	$	$
		(restated)		(restated)
Net earnings (loss) as reported	(3,994)	32,506	18,308	64,044
Pro forma impact	(259)	(68)	(330)	(139)
Pro forma net earnings (loss)	(4,253)	32,438	17,978	63,905

Pro forma net earnings (loss) per share
Basic	(0.02)	0.14	0.07	0.28
Diluted	(0.02)	0.14	0.07	0.28

7.  Guarantees

Guarantees

The Company has guaranteed the reimbursement of certain bank loans contracted by franchisees for a maximum amount of $8,236,000. As at November 27, 2004, these loans amount to approximately $8,502,000. Most of those guarantees apply to loans with a maximum maturity of eight years. Those loans are also personally guaranteed by the franchisees.

Certain debt agreements require the Company to indemnify the parties in the event of changes in elements such as withholding tax regulations.  As the nature and scope of such indemnifications is contingent on future events, none of which can be foreseen as at November 27, 2004, and the structure of such transactions makes these events unlikely. Consequently, no provisions have been recorded in the consolidated financial statements.

On July 31, 2004, the Company acquired the shares of three subsidiaries of TDI Consolidated Corporation (refer to Note 9). Pursuant to the stock purchase agreement, the Company agreed to enter into certain customary indemnification obligations in favor of the Seller. The Company has agreed to indemnify the Seller for taxes, damages and certain liabilities related to the business acquired. Certain portions of the Company’s indemnification obligations are capped at $350 million while other provisions are not subject to such a limit. Certain of the indemnification obligations survive the closing date of the acquisition until 2006 and still others will survive until the expiration of the applicable statute of limitations.  The maximum amount of future payments cannot be estimated as it results from future events that cannot be predicted.

Buyback agreements

Under buyback agreements, the Company is committed to financial institutions to purchase the inventories of some of its franchisees up to the amount of advances made by those financial institutions to the franchisees. As of November 27, 2004, financing related to these inventories amounted to approximately $82,854,000. However, under these agreements, the Company is not committed to cover any deficit that may arise should the value of these inventories be less than the amount of the advances.

Under buyback agreements, the Company is committed to financial institutions, to purchase equipment held by franchisees and financed by capital leases not exceeding five years and loans not exceeding eight years. For capital leases, the buyback value is linked to the net balance of the lease at the date of the buyback.  For equipment financed by bank loans, the minimum buyback value is set by contract with the financial institutions. As at November 27, 2004, financing related to the equipment amounts to approximately $24,205,000. However, it is the opinion of management that the realizable value of the assets cannot be lower than the eventual amount of the buyback.

Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued with respect to these guarantees in its financial statements for the twenty-six-week period ended November 27, 2004 and the six-month period ended November 30, 2003.

8.  Pension plans

The Company offers defined benefit and defined contribution pension plans providing pension benefits to its employees.

The defined benefit and defined contribution plans expenses are as follows:

	Thirteen weeks ended November 27, 2004	Three months ended November 30, 2003	Twenty-six weeks ended November 27, 2004	Six months ended November 30, 2003
	$	$	$	$
Defined contribution plan	5,028	611	6,911	1,259
Defined benefit plans	379	337	704	664
	5,407	948	7,615	1,923

9.  Business acquisition

The Eckerd acquisition

On July 31, 2004, the Company acquired the shares of three subsidiaries of TDI Consolidated Corporation, a wholly owned subsidiary of J.C. Penney Corporation, Inc., that own 1,549 outlets of the Eckerd drugstore chain located throughout 13 states in northeastern, mid-Atlantic and southeastern United States for a purchase price of $2.375 billion, plus preliminary closing adjustments of $112.5 million.  The Company and J.C. Penney Corporation, Inc. are currently negociating the final working capital adjustment. Eckerd’s operations have been included in the Company’s results of operations from July 31, 2004.

The purchase price, together with the transaction costs estimated at $36.1 million and the repayment of existing debts totalling $195.0 million at the date of acquisition, has been financed through:

•                  Debt financing consisting of secured first rank credit facilities in the amount of $1.7 billion as follows:

•                  a five-year revoling facility of $350 million bearing interest at LIBOR rates plus a variable margin

•                  a five-year term loan facility of $250 million bearing interest at LIBOR rates plus a variable margin (totalling 4.69% as of November 27, 2004), repayable by quarterly instalments based on yearly tranches ranging from 5% to 25% of the original loan balance, and

•                  a seven-year term loan facility of $1.1 billion bearing interest at LIBOR rates plus a variable margin (totalling 4.44% as of November 27, 2004), repayable by quarterly instalments based on yearly tranches of 1% of the original loan balance over the first six years with the balance owing in 2011

•                  $1.2 billion Notes offering comprised of:

•                  $350 million of unsecured senior notes, bearing interest at 7.625% and maturing on August 1, 2012, and

•                  $850 million of unsecured senior subordinated notes, bearing interest at 8.5% and maturing on August 1, 2014

•                  Public offering of 33,350,000 new Class A subordinate voting shares issued for net proceeds of $425.1 million.

During the quarter, the Company revised its preliminary allocation of the purchase price based on information available, and on the basis of preliminary evaluations. This allocation is subject to changes should new information become available and when the strategies of integration and restructuring of assets have been completed. In addition to the final determination of the fair values of the identified intangible assets, the Company has not yet completed the determination of the fair values of certain tangible assets, particularly store and distribution centre property and equipment and the fair value of store lease payments. The acquired goodwill is not deductible for income tax purposes.

	Millions of dollars	Millions of dollars
	(revised)	(initial)
Net assets acquired
Non-cash working capital	828.6	780.3
Capital assets (a)	965.8	858.0
Intangible assets:
Tradename (not subject to amortization)	353.0	322.4
Prescription files (amortized over a 10-year period)	287.4	438.3
Favorable lease rights (amortized over the term of the leases)	73.2	6.9
Goodwill	604.6	621.1
Future income tax liabilities	(439.5)	(372.0)
Other liabilities	(153.7)	(140.5)
Non-cash assets acquired	2,519.4	2,514.5
Cash and cash equivalents	4.2	4.2
Net assets acquired	2,523.6	2,518.7
Cash consideration	2,523.6	2,518.7

(a)  Include $46.9 million of assets held for sale.

Additional commitments in relation to the Eckerd acquisition

The acquired Eckerd operations lease a substantial portion of its real estate using conventional operating leases. Eckerd also leases data processing equipment and other personal property under operating leases. Minimum payments for commitments existing as of the acquisition date, are as follows:

$

2005 (1)	222,473
2006	261,626
2007	251,313
2008	240,978
2009	230,368
Thereafter	2,179,727
Total	3,386,485

(1) From July 31, 2004

10.  Comparative figures

Certain comparative figures have been reclassified to conform with the presentation of the current period.

11.  Reconciliation of Canadian GAAP to United States GAAP

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ, in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). While the information presented below is not a comprehensive summary of all differences between Canadian GAAP and US GAAP, other differences are considered unlikely to have a significant impact on the consolidated net earnings (loss) and shareholders’ equity of the Company.

All material differences between Canadian GAAP and US GAAP and the effect on net earnings (loss) and shareholders’ equity are presented in the following tables with an explanation of the adjustments.

	Thirteen weeks ended November 27, 2004	Three months ended November 30, 2003	Twenty-six weeks ended November 27, 2004	Six months ended November 30, 2003
	$	$	$	$
Reconciliation of net earnings (loss)
Net earnings (loss) - Canadian GAAP	(3,994)	32,506	18,308	64,044
Adjustments in respect of Amortization (a)	125	(513)	248	(1,004)
Tax effect of above adjustments	(39)	165	(77)	324
Net earnings (loss) - US GAAP	(3,908)	32,158	18,479	63,364

Earnings (loss) per share - US GAAP
Basic	(0.01)	0.14	0.07	0.28
Diluted	(0.01)	0.14	0.07	0.28

Other comprehensive income items:
Cumulative translation adjustments, net of tax (c)	77,468	21,399	95,622	18,236
Cumulative translation adjustments on amortization, net of tax (c)	(1,083)	(557)	(1,483)	(478)
Changes in fair value of derivatives on amortization, net of tax (b)	857	1,069	1,002	2,826
Reclassification of realized (loss) gain on derivatives to the income statement (b)	—	(155)	2,250	(998)
Other comprehensive income items	77,242	21,756	97,391	19,586

	As at November 27, 2004	As at May 31, 2004
	$	$
Statement of accumulated other comprehensive income items
Accumulated other comprehensive income items:
Cumulative translation adjustments, net of tax (c)	95,329	(293)
Cumulative translation adjustments on amortization, net of tax (c)	(2,124)	(641)
Cumulative changes in fair value of derivatives net of reclassification of realized gain (loss) to the income statements and net of tax (b)	857	(2,395)
Accumulated other comprehensive income items	94,062	(3,329)

	As at November 27, 2004	As at May 31, 2004
	$	$
Reconciliation of shareholders’ equity
Shareholders’ equity - Canadian GAAP	1,385,874	853,443
Adjustment in respect of:
Amortization (a)	(13,060)	(13,308)
Tax effect of above adjustments	4,545	4,622
Cumulative translation adjustments, net of tax (c)	(95,329)	293
Accumulated other comprehensive income items	94,062	(3,329)
Shareholders’ equity - US GAAP	1,376,092	841,721

The impact of differences between Canadian GAAP and US GAAP on consolidated balance sheet items is as follows:

	As at November 27, 2004		As at May 31, 2004
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
	$	$	$	$
Consolidated balance sheets items
Assets
Capital assets (a)	1,559,462	1,543,151	544,174	529,888
Other long-term asset (b)	124,349	130,021	35,234	41,483
Derivative instrument asset (b)	—	1,243	—	—

Liabilities
Derivative instrument liability (b)	—	—	—	3,685
Other long-term liability (b)	532,457	532,843	9,826	9,826

Shareholders’ equity	1,385,874	1,376,092	853,443	841,721

a)  Amortization

Under Canadian GAAP, the Company has used the compounded interest method to depreciate its buildings held for leasing until May 31, 2004 (Note 2 b). This method is not acceptable under US GAAP. The Company records depreciation under US GAAP for its buildings held for leasing using now the straight-line method at a rate of 2.5%.

b)  Derivative financial instruments and hedging

On June 1, 2001, the Company adopted the provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities.” This statement requires companies to record derivatives on the balance sheet as assets or liabilities measured at their fair value. Gains and losses resulting from changes in the values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The adoption of SFAS 133 was not material to the Company’s financial position or results of operations. The Company enters into interest swaps in order to fix the interest rate on a portion of its variable interest debt. These interest rate swaps are designated as cash flow hedges with changes in the fair value of those contracts recorded as a component of other comprehensive income and subsequently recognized as gains (losses) on derivative instruments in the period in which the hedged exposure takes place. Under Canadian GAAP, prior to June 1, 2004, changes in the fair value of those contracts were not recognized (Note 2d).

c)  Foreign currency translation adjustment

Under Canadian GAAP, the Company gains and losses arising from the translation of the financial statements of the foreign currency operations are deferred in a “foreign currency translation adjustments” amount in shareholders’ equity. Under US GAAP, foreign currency translation adjustments are presented as a component of comprehensive income under shareholders’ equity.

d)  Recent changes to US accounting standards

Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51.” The Interpretation addresses consolidation of variable interest entities (“VIEs”) to which the usual condition for consolidation does not apply because the VIEs have no voting interests or otherwise are not subject to control through ownership of voting interests. It requires existing unconsolidated VIEs to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. In December 2003, the FASB revised FIN 46 (“FIN 46R”), which delayed the required implementation date for periods ending after March 15, 2004. The Company was required to apply the provisions of FIN 46R effective June 1, 2004. The adoption of this interpretation did not result in a material impact on the Company’s financial position or results of operations.

THE JEAN COUTU GROUP (PJC) INC.

Unaudited additional information

(Tabular amounts are in thousands of US dollars except for shares, margins and network performances)

	As at November 27, 2004	As at May 31, 2004
	$	$
Capital assets, intangible assets and goodwill
Canada	308,907	254,661
United States	2,709,054	404,120
	3,017,961	658,781

	Thirteen weeks ended November 27, 2004	Three months ended November 30, 2003	Twenty-six weeks ended November 27, 2004	Six months ended November 30, 2003
	$	$	$	$
Revenus (1)
Canada	365,715	317,544	678,248	593,024
United States	2,331,162	440,089	3,355,296	882,467
	2,696,877	757,633	4,033,544	1,475,491

Gross margin
Canada	9.8%	9.3%	9.3%	9.5%
United States	24.7%	24.6%	24.5%	24.4%

Network performance - Retail sales
Canada (2)	542,912	477,615	1,024,973	928,603
United States	2,326,816	439,201	3,349,769	877,831
	2,869,728	916,816	4,374,742	1,806,434

Network performance - Retail sales
Pharmacy
Canada (2)	59%	57%	58%	56%
United States	73%	69%	73%	69%

Front-end
Canada (2)	41%	43%	42%	44%
United States	27%	31%	27%	31%

Number of outlets
Beginning of period	2,209	645	655	643
Openings	38	8	56	12
Acquisition	—	—	1,549	—
Relocations	(20)	(2)	(30)	(4)
Closings	(2)	—	(5)	—
End of period	2,225	651	2,225	651

	Thirteen weeks ended November 27, 2004	Three months ended November 30, 2003	Twenty-six weeks ended November 27, 2004	Six months ended November 30, 2003
Retail sales growth (3)
Total

Canada (2)	6.6%	6.9%	6.7%	7.1%
United States	429.8%	4.4%	281.6%	4.7%

Front-end
Canada (2)	1.4%	1.5%	1.7%	2.0%
United States	360.0%	4.6%	233.8%	3.9%

Pharmacy
Canada (2)	10.7%	10.9%	10.3%	11.4%
United States	460.7%	4.3%	303.0%	5.0%

Retail sales growth - same store (3)
Total
Canada (2)	6.1%	6.5%	6.1%	6.5%
United States	3.5%	4.4%	2.8%	4.6%

Front-end
Canada (2)	1.0%	1.4%	1.3%	1.6%
United States	0.6%	4.6%	(0.4)%	3.6%

Pharmacy
Canada (2)	10.2%	10.4%	9.6%	10.7%
United States	4.7%	4.3%	4.3%	5.0%

(1) Revenues include sales and other revenues

(2) Franchisee’s sales are not included in the Company’s consolidated financial statements

(3) Growth is calculated in local currency and is based on comparable periods

Non GAAP measures - Operating income before amortization (“OIBA”)

Operating income before amortization is not a measure of performance under Canadian generally accepted accounting principles (“GAAP”); however management uses this performance measure for assessing the operating and financial performance of its reportable segments. Besides, we believe that operating income before amortization is an additional measurement used by investors to evaluate operating performance and capacity of a company to meet its financial obligations. However, operating income before amortization is not and must not be used as alternative to net earnings (loss) or cash flow generated by operating activities as defined by Canadian GAAP. Operating income before amortization is not necessarily an indication that cash flow will be sufficient to meet our financal obligations. Further, our definition of operating income before amortization may not be necessarily comparable to similarly titles measures reported by other companies.

Net earnings (loss), which is a performance measure defined by Canadian GAAP, is reconciled below with operating income before amortization.

	Thirteen weeks ended November 27, 2004	Three months ended November 30, 2003	Twenty-six weeks ended November 27, 2004	Six months ended November 30, 2003
	$	$	$	$

Net earnings (loss)	(3,994)	32,506	18,308	64,044
Interest on long-term debt	44,826	2,876	59,849	6,055
Unrealized loss (gain) on derivative financial instruments	(1,350)	—	884	—
Unrealized exchange loss on monetary items	19,746	—	20,100	—

Other financing expenses, net	822	446	920	1,374
Income taxes	515	14,708	(3,686)	29,248
Operating income	60,565	50,536	96,375	100,721
Amortization	55,591	9,321	80,886	18,411
Amortization of incentive paid to franchisees	903	822	1,726	1,619
Operating income before amortization	117,059	60,679	178,987	120,751

Non GAAP measures - Earnings before unrealized losses on financing activities

Earnings before unrealized losses on financing activities and earnings per share before unrealized losses on financing activities are non-GAAP measures. The Company believes that it is useful for investors to be aware of significant items of an unusual or non-recurring nature that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance with which to compare its results between periods without regard to these items. The Company’s measures excluding certain items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Net earnings (loss) and earnings (loss) per share are reconciled hereunder to earnings before unrealized losses on financing activities and earnings per share before unrealized losses on financing activities.

	Thirteen weeks ended November 27, 2004	Three months ended November 30, 2003	Twenty-six weeks ended November 27, 2004	Six months ended November 30, 2003
	$	$	$	$
Net earnings (loss)	(3,994)	32,506	18,308	64,044
Unrealized loss (gain) on derivative financial instruments, net of income taxes	(932)	—	610	—
Unrealized exchange loss on monetary items, net of income taxes	19,746	—	20,100	—
Earnings before unrealized losses on financing activities	14,820	32,506	39,018	64,044

Earnings (loss) per share	(0.02)	0.14	0.07	0.28
Unrealized losses on financing activities, net of income taxes	0.08	—	0.08	—
Earnings per share before unrealized losses on financing activities	0.06	0.14	0.15	0.28

Description of foreign currency balance sheet translation

Even though the Company’s reporting currency is US dollars, non-consolidated financial statements of the parent company and its subsidiaries are measured based on their respective functional currencies, which is US dollars for US operations and Canadian dollars for Canadian operations and corporate activities.

Assets and liabilities denominated in currencies other than an entity’s functional currency are translated according to the temporal method.  Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities at historical rates. All exchange gains and losses on monetary items are current in nature and are included in the statement of income.

The weakening of the US dollar against the Canadian dollar, from $0.7631 as at August 27, 2004 to $0.8493 as at November 27, 2004, resulted in the Company recording an unrealized exchange loss of $19.7 million during the second quarter of fiscal 2005. This loss is attributable to US dollar net monetary assets held by the parent company for the benefit of its US subsidiaries.

In order to avoid the impact of these foreign currency fluctuations in the future, the Company’s is in the process of reviewing these arrangements and their documentation in order to ensure that they are properly hedged against foreign exchange risk.